Exhibit 99.15

High Growth Royalty Company MARCH 18, 2021 TSX-V: VOX I N V E S T O R PRESENTATION A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada except Quebec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any province or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province or jurisdiction. This presentation does not purport to contain all of the information that may be required to evaluate all of the factors that would be relevant to you (the “Recipient”) considering any potential transaction and any Recipient should conduct its own investigation and analysis. This presentation is for informational purposes and reference only pursuant to the Recipient’s request and is not intended to be, and must not be, taken as the basis for a decision with respect to any possible transaction. Neither the Company nor any of its affiliates or representatives makes any representation or warranty, expressed or implied, as to the accuracy or completeness of this presentation or any of the information contained herein, or any other written or oral communication transmitted or made available to the Recipient or its affiliates or representatives. The Company and its affiliates or representatives expressly disclaim to the fullest extent permitted by law, including any and all applicable securities legislation, any and all liability based, in whole or in part, on the presentation or any information contained herein or any other written or oral communication transmitted or made available to the Recipient or its affiliates or representatives, including, without limitation, with respect to errors therein or omissions therefrom. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS THIS PRESENTATION CONTAINS FORWARD-LOOKING INFORMATION AND FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LAWS. ANY STATEMENTS THAT EXPRESS OR INVOLVE DISCUSSIONS WITH RESPECT TO PREDICTIONS, EXPECTATIONS, BELIEFS, PLANS, PROJECTIONS, OBJECTIVES, ASSUMPTIONS OR FUTURE EVENTS OR PERFORMANCE (OFTEN, BUT NOT ALWAYS, IDENTIFIED BY WORDS OR PHRASES SUCH AS “EXPECTS”, “IS EXPECTED”,“ANTICIPATES”, “BELIEVES”, “PLANS”, “PROJECTS”, “ESTIMATES”, “ASSUMES”, “INTENDS”, “STRATEGY”, “GOALS”, “OBJECTIVES”, “POTENTIAL”, “POSSIBLE” OR VARIATIONS THEREOF OR STATING THAT CERTAIN ACTIONS, EVENTS, CONDITIONS OR RESULTS “MAY”, “COULD”, “WOULD”, “SHOULD”, “MIGHT” OR “WILL” BE TAKEN, OCCUR OR BE ACHIEVED, OR THE NEGATIVE OF ANY OF THESE TERMS AND SIMILAR EXPRESSIONS) ARE NOT STATEMENTS OF HISTORICAL FACT AND MAY BE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESENTATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS REGARDING TARGETED ANNUAL PRODUCTION AT VARIOUS PROJECTS, THE LIFE OF MINE ESTIMATES FOR VARIOUS PROJECTS, EXPECTED REVENUE FROM PORTFOLIO PIPELINE, THE ABILITY OF THE COMPANY TO COMPLETE TRANSACTIONS AND THE ABILITY OF THE COMPANY TO MAINTAIN RAPID GROWTH AND OTHER STATEMENTS THAT ARE NOT STATEMENTS OF FACT. THESE STATEMENTS RELATE TO ANALYSES AND OTHER INFORMATION THAT ARE BASED ON FORECASTS OF FUTURE RESULTS, ESTIMATES OF AMOUNTS NOT YET DETERMINABLE AND ASSUMPTIONS OF MANAGEMENT. FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS OF MANAGEMENT AT THE DATE SUCH STATEMENTS ARE MADE, WHICH MANAGEMENT BELIEVES TO BE REASONABLE, INCLUDING WITHOUT LIMITATION, ASSUMPTIONS ABOUT: FUTURE PRICES OF GOLD AND OTHER METALS; THE ONGOING OPERATION OF THE PROPERTIES IN WHICH THE COMPANY HOLDS A STREAM/ROYALTY BY THE OWNER OR OPERATOR OF SUCH PROPERTIES IN A MANNER CONSISTENT WITH PAST PRACTICES; THE ACCURACY OF PUBLIC STATEMENTS AND DISCLOSURES MADE BY THE OWNERS OR OPERATORS OF SUCH UNDERLYING PROPERTIES; NO MATERIAL CHANGES TO EXISTING TAX TREATMENT; NO ADVERSE DEVELOPMENT IN RESPECT OF ANY SIGNIFICANT PROPERTY IN WHICH THE COMPANY HOLDS A ROYALTY; INTEGRATION OF ACQUIRED ASSETS;PERFORMANCE OF CONTRACTUAL OBLIGATIONS BY COUNTERPARTIES; FINANCIAL VIABILITY OF THIRD PARTY OWNERS AND OPERATORS; FINANCIAL PROJECTIONS AND BUDGETS; ACCURACY OF ANY MINERAL RESOURCES, ANTICIPATED COSTS AND EXPENDITURES; FUTURE CONSENSUS ROYALTY PRICE-TO-CASH-FLOW VALUATIONS ARE ACCURATE. MANY ASSUMPTIONS ARE BASED ON FACTORS AND EVENTS THAT ARE NOT WITHIN THE CONTROL OF THE COMPANY AND THERE IS NO ASSURANCE THEY WILL PROVE TO BE CORRECT. FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION ARE STATEMENTS ABOUT THE FUTURE, WHICH ARE INHERENTLY UNCERTAIN AND WHICH ARE SUBJECT TO A VARIETY OF KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL PERFORMANCE, ACHIEVEMENTS, ACTIONS, EVENTS, RESULTS OR CONDITIONS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION, INCLUDING, WITHOUT LIMITATION: THE COMPANY’S LACK OF CONTROL OVER THE MINING OPERATIONS IN WHICH IT HOLDS ONLY ROYALTY INTERESTS; THE COMPANY’S DEPENDENCY ON THE FINANCIAL VIABILITY AND OPERATIONAL EFFECTIVENESS OF THIRD PARTY OWNERS AND OPERATORS; THE COMPANY’S RELIANCE ON THIRD PARTY REPORTING AND POTENTIALLY LIMITED ACCESS TO DATA;CHANGES OR DISRUPTIONS IN THE SECURITIES MARKETS; FLUCTUATION IN THE PRICE OF GOLD AND BASE METALS AND FUTURE COMMODITY PRICES; PRICE VOLATILITY OF THE COMPANY’S SECURITIES; RISKS FROM THE NEED FOR ADDITIONAL CAPITAL AND THE COMPANY’S ABILITY TO RAISE ADDITIONAL FUNDS; ADEQUACY OF FINANCIAL RESOURCES; THE INTRODUCTION OF NEW TAXES OR CHANGES IN TAX LAWS AND INTERPRETATIONS; THE PROPERTIES ON WHICH THE COMPANY HOLDS ROYALTY AND OTHER INTERESTS WILL BE SUBJECT TO EXPLORATION, DEVELOPMENT AND MINING RISKS (INCLUDING, AMONG OTHERS, THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, RISKS RELATING TO MINING OPERATIONS AND DEVELOPMENT, THE RESULTS OF CURRENT EXPLORATION, DEVELOPMENT AND MINING ACTIVITIES, LAND TITLE ISSUES AND RISKS, DEPENDENCE ON KEY PERSONNEL; FUTURE CONSENSUS; AND ROYALTY PRICE-TO-NAV VALUATIONS WILL NOT BE ACCURATE. SHOULDONE OR MORE OF THESE RISKS AND UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE CORPORATION, OR INDUSTRY RESULTS, MAY VARY MATERIALLY FROM THOSE DESCRIBED INTHIS PRESENTATION. THE FORWARD-LOOKING STATEMENTS AND INFORMATION CONTAINED IN THISPRESENTATION ARE MADE OR GIVEN AS AT THE DATE OF THIS PRESENTATION AND THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS ORINFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED UNDER APPLICABLE SECURITIES LAW. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS OR FORWARD-LOOKING INFORMATION.` Disclaimer

Innovative DNA underpins VOX Sustainable Competitive Advantage A Standout in the Royalty Industry by Acquiring Accretive Royalties with Embedded Growth Accretive deals on a NAV and Cash Flow Basis, focused on ROI Unique Proprietary IP (>7000 royalties) Creates Vox’s Competitive Advantage to Fuel Quality, Organic Growth Advanced Technical Team Objectively Reviews Quality of Assets and all Transaction Opportunities (Mining Engineers and Geologists) 3

Established in 2014, became a public company on 25 May 2020 Patiently built unique intellectual property, technical team and global sourcing network Industry-Leading Growth: 19 Transactions completed since January 2019 Critical mass of 47 Royalties & Streams with >32,000m drilling in Q4 2020 Low Geographic Risk ~80% of assets in Australia, Canada, USA Focused on Precious Metals and acquiring additional production stage royalty assets Deep Pipeline of potentially value- accretive royalty acquisitions Disciplined High Growth Royalty Company 4

10 LOIs executed by VOX directly with Vendors to bring in 20 – 30 additional royalties Transformational deal pipeline with strong re-rate potential post-financing 5 47 72 2020 Post-Deal Deal Pipeline of 20 – 30 accretive royalties 4 7 2020 Post-Deal +75% Producing Asset Growth 2 5 13 3 6 6 2021 2023 2025 +C$6M Incremental Revenue (C$M, 2023) New 25 royalties Current Portfolio $4M – $6M $8M – $12M $15M – $25M Note: Charts assume midpoint of 25 royalties acquired (range of 20 – 30 royalties under LOI). Current portfolio revenue forecasts based on management estimates (based on latest operator guidance) Transaction Summary – Q2 2021 Deal Pipeline

VOX ROYALTY

# Transaction Impact

Expected to acquire 20 – 30 additional royalties in Tier 1 Jurisdictions (weighted t
Western Australia and Americas)

| Asset Stage | Current | Post Deal[2] | Near-term potential[3] |
|---|---|---|---|
| Producing | 4 | 7 | 7 |
| Development[1] | 12 | 18 | 8 |
| Exploration | 31 | 47 | - |
| **Total** | **47** | **72** | **15** |



Canada Base Metals
Lynn Lake (Au)
Lynn Lake (Ni)
Yellow Giant
Kenbridge
Montanore
Montana Royalties
Nevada Gold
West Malartic
Canada Gold
Mexican Royalties
Peru Copper-Gold
Pedra Branca
Alce
Las Antas
Chilean Copper Portfolio
Brauna
Pitomberia s
Segilola
Graphmada
Brits
Australian Gold Portfolio
British King
Ashburton, Merlin
Glen, Athiby Well
Sulphur Springs, Kangaroo Caves, Thaduna
Holleton, Yalbra, Yamarana, Green Dam, Bulong, Bulgera, Comet Gold, Mount Monger
Koolyanobbing
Australian Base Metals
Mt Ida
Volga
Mt Moss
Forest Reefs
Bowdens
Barabolar
Uley
Higginsville (Dry Creek), West Kundana, Kelly Well, New Bore, Millrose, Kookynie (x2)

1) Development assets include the following stages: feasibility study completed, care & maintenance and toll-treatment, based on public filings
2) "Post Deal" assumes midpoint of 25 royalties acquired (range of 20 – 30 royalties under LOI)
3) "Near term potential" producing asset count includes currently producing and construction/feasibility stage assets, based on public filings

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Vox Overview High Growth Royalty Company Focused on Sector-Leading Returns CAPITAL STRUCTURE Share Price (TSX-V as at March 7, 2021) C$3.04 Shares Issued 32.7M Options 0.02M Warrants 2.6M • 2.3M at C$4.50, expiry May 2023 • 0.3M at C$3.00, expiry April/May 2022 Market Capitalization C$99M Cash on Hand2 C$6M Debt Outstanding Nil Key Shareholders Management 15% Institutions & Family Offices 33% PRECIOUS METALS WEIGHTED LOW GEO- POLITICAL RISK RAPID ORGANIC GROWTH (# PRODUCING ASSETS1) Precious 70% Non-Precious 30% Australia 66% Canada & USA 15% Brazil 6% Others 13% 4 8 2020 Near-Term (pre-deal) Sources: Capital IQ, Vox management 1) “Near term potential” producing asset count includes currently producing and construction/feasibility stage assets, based on public filings 2) Cash on hand as at 30 September 2020 7

Management Technically focused team with >$1.5B royalty transaction experience Kyle Floyd, CEO Founded Vox Royalty; 10+ years of streaming and royalty acquisition experience; instrumental in financing and advising approximately $1B in transactions; Studied MSc Mineral Economics (Colorado School of Mines) & BBus in Corporate Finance (University of Washington, Cum Laude) Simon Cooper, EVP Corporate Development Geologist, Mining Engineer and Investment Professional; corporate roles in evaluation, M&A and project finance; base and precious metals experience across five continents; MSc Mining Engineering (Camborne School of Mines) & BSc Geology (University of New South Wales). Spencer Cole, EVP North America Co-Founder of MRO, Mining Engineer and former Investment Banker; +10 years’ experience with BHP (M&A, Feasibility Studies), South32 (Hermosa/Taylor Project, Boddington Bauxite Mine, Corporate) and UBS Investment Bank; historically involved in >$1B of royalty transactions; BComm (Finance) and MEng (Mining Engineering). Riaan Esterhuizen, EVP Australia Co-Founder of MRO, Geologist; 20 years' experience in multi-commodity exploration and commercial management roles with BHP, Rio Tinto, Randgold and Goldfields; including significant exposure to royalty transactions, due diligence and M&A; BComm (Economics) and BSc (Hons) Geology. TEAM HIGHLIGHTS − Royalty-specific deal expertise > 30 years combined experience − Investment industry professionals with financing and advisory experience on an additional $1B of metals & mining transactions − Local experts strategically located across the globe: • Western Australia • Toronto • Denver • Grand Cayman − Full time CFO (Pascal Attard) and General Counsel (Adrian Cochrane) enable efficient tax & legal due diligence for rapid deal completion − Committed, six-person management team focused on business development – a competitive advantage relative to other royalty companies with <$1B market capitalization 8

# Rapid Embedded Growth

Producing and near producing assets – current VOX portfolio shown below



Potential Producing Assets[1]
4
Brauna
Higginsville (Dry Creek)
Koolyanobbing (Deception Pit)
Segilola[S1]
8
Bulong[B1]
Mt Ida[M1]
Brits[B2]
Lynn Lake[L1]
> 8
Bowdens[B3]
Sulphur Springs[S2]
Ashburton
Uley[U1]
Graphmada (C&M Restart)
Producing / Construction
Pre-Construction
Feasibility / Toll-Treat / Restarts[2]

1) Number of royalties that are either producing or near production based on public filings and guidance of operating partners

2) "Toll-Treat / Restarts" refers to assets with potential to be toll-treated via a nearby mill or care & maintenance operational restarts

B1/B2/B3/L1/S1/S2/U1/M1 – see slide 23 for additional information

**Additional organic growth and future production potential from 31 exploration-stage royalties**

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Growth Expected to Continue Critical mass achieved, executing on a full pipeline of opportunities 19 TRANSACTIONS AND >40 ROYALTIES CONTRACTED SINCE JAN 2019 Vox Royalty Metalla Maverix Ely Gold Royalties EMX Altius Minerals Anglo Pacific Abitibi Morien Nomad Trident 0 10 20 30 40 50 60 0 5 10 15 20 R o y a l t i e s A c q u i r e d Transactions HIGHLY ACCRETIVE TRANSACTION HISTORY − Unique sourcing capability resulting in royalties acquired at attractive values − Producing and near-term development royalties targeted for acquisition at attractive P/NAV − Significant transactional momentum expected to continue for the foreseeable future − Currently evaluating several royalty transactions − Targeting 80% of capital allocation to production or near-production stage royalties − Pipeline driven by proprietary database of >7,000 royalties and global team with reach into multiple local markets PIPELINE FULLER THAN EVER 10

VOX ROYALTY

# Proprietary Royalty Database

## First mover advantage leveraging >7,000 proprietary royalty opportunities

### Vox acquired Mineral Royalties Online Intellectual Property in 2019

- Acquisition included a proprietary database of >7,000 global royalties and >500 historical royalty transactions
- MRO founders elected to join the Vox management team, adding significant expertise and experience

### Acquisition yields wider transactional opportunities

- Provides Vox the first-mover advantage to execute bilateral, non-brokered royalty deals – the majority of historical deals have been completed on this basis
- Database of historical transactions benchmarked over a 40-year period enables Vox to price royalties faster and more effectively than competitors

**Track record of sourcing and completing royalty deals with unconventional sellers (e.g. Telecommunications company, Hearing-Aid company, Auto Parts Retailer)**

### Royalty Database example – Kalgoorlie, Australia

- Visually integrates global mining royalties (**green** below) with mineral deposits (**red** below) and mining claims (**black** lines)
- Enables VOX management to evaluate and prioritize royalty opportunities extremely efficiently


Kanowna
Kalgoorlie
Lakewood

R - Royalties // D - Mineral Deposits

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Strong Operating Partners Royalties over properties held by several global tier 1 mining companies SENIOR PRODUCERS > $1bn market cap INTERMEDIATE PRODUCERS $100m-$1bn market cap EXPLORERS & DEVELOPERS <$100m market cap 12

Valuation Vox trading below peer P/NAV with growing broker coverage 0.7x 0.8x 0.9x 0.9x 1.0x 1.1x 1.3x 1.5x 1.8x 1.9x 1.9x 0.0 0.5 1.0 1.5 2.0 2.5 ELY OR VOX SSL NSR ELE MMX WPM RGLD MTA FNV Trading Below Peers on P/NAV basis Growing Coverage From Research Brokers Initiated Coverage 2 September 2020 Research available via Vox website or on request Source: S&P Capital IQ as at market close on March 1, 2021 13 Initiated Coverage 2 September 2020 Initiated Coverage 22 October 2020

VOX ROYALTY

# Why Vox ?

## Opportunity to participate in transformational growth - The Tip of the Iceberg

### Potential Financing Unlocks Transformational Growth

- ☑ 10 LOIs signed directly with royalty Vendors (non-brokered)
- ☑ Potential deals bring in additional 20 – 30 royalties, growing VOX portfolio to >70 royalties
- ☑ +75% producing royalty count, expands potential 2023F revenue to C$8M – C$12M



### Abundance of Near-Term Catalysts

- ☑ Organic newsflow from >40 operating partners (>32,000m drilled in Q4 2020)
- ☐ 2021 first production (Segilola, Bulong)
- ☐ Release of Feasibility Studies (Kookynie, Pitombeiras PEA, Kenbridge PEA)
- ☐ Resource updates (Higginsville, Segilola, Kookynie)
- ☐ Additional royalties acquired at disciplined prices
- ☐ Review of Secondary Exchange Listing options (medium term)

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APPENDIX 15

Key Growth Assets Large Resources, Well-Capitalized Operators, Potential for Strong Cashflow (incl. deals under LOI) 2021 – 2022 2022 – 2024 +2024 16 − Western Australia high grade U/G gold − BULONG (Gold) (Black Cat Syndicate) Western Australian open pit gold project, mining commencement targeted for Q4 2021 with 1.5Mtpa mill optioned for purchase in Feb-2021 − BRITS (Vanadium) (Bushveld Minerals) Adjacent to producing open pit vanadium mine, royalty covers outcropping Brits deposit with “potential to provide additional feed tonnage for Vametco and, if required, concentrate feed for the Vanchem plant” − MT IDA (Gold) (Aurenne Ularring) Western Australian toll-treatment open pit gold operation targeted by former ASX operator Alt Resources Ltd, prior to $32M takeover by Private Equity group Aurenne in 2020 − Western Australia open pit gold − LYNN LAKE (Gold) (Alamos Gold) Feasibility stage Canadian project (2018 study, 10 year mine life) in advanced permitting, royalty covers part of MacLellan deposit, +17000m drilling program in 2021, construction decision targeted for 2022 − BOWDENS (Silver) (Silver Mines Ltd) Feasibility stage project (2018 study, 16 year mine life), largest undeveloped primary silver project in Australia, 275Moz Ag Equivalent resource, progressing final permitting − GRAPHMADA (Graphite) (Bass Metals) Graphite mine in production 2019/2020, currently on care & maintenance post COVID19, operator reviewing feasibility on expanded restart scenario Sources: Public operator filings (company website links embedded within operator names) − Nevada open pit gold + Australian open pit gold − ASHBURTON (Gold) (Kalamazoo Resources) Former Northern Star Resources project, 1.65Moz @ 2.5g/t Au resource (Feb-2013), management targeting 2Moz – 3Moz exploration target and “advancing development plans” − PEDRA BRANCA (PGM) (ValOre Metals) World class PGM resource in Brazil, mineral resource of 1.1Moz @ 1.22 g/t PGE+Au Inferred (May 2019), 2018 PEA targeted annual production of 64Koz PGM+Au over 13 year mine life − SULPHUR SPRINGS (Cu-Zn-Ag) (Venturex) Feasibility stage project (2018 study), 10 year mine life targeted, in Western Australia in final stages of permitting & optimization − MONTANORE (Silver-Copper) (Hecla Mining) 3rd largest silver-copper deposit in USA, permitting update expected in mid-2021, historical 2011 PEA targeted 15 year mine life

Royalty & Streaming Model Benefits Benefits of investing in mining by way of royalties Leverage to commodity prices Fixed operating & cash costs, strong margins Exploration & mine expansion upside at no additional cost No capex or cost overrun exposure No limit to growth as execution risk does not rise with each acquisition Royalty companies have consistently outperformed mining equities over the past 10 years 0 50 100 150 200 250 300 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 10-Year Indexed Price Performance Royalty Companies Spot Gold Price S&P/TSX Global Mining GDX 1 1 Market capitalization-weighted Index year over year increase. Index includes Franco-Nevada, Wheaton Precious Metals, Royal Gold, Sandstorm Gold, Osisko Gold Royalties, Abitibi Royalties, EMX Royalties, Ely Gold Royalties, Maverix Metals, Metalla No Dilution 17

VOX ROYALTY

# Full Portfolio

## Current Royalty & Streaming Interests

| Assets | Interest | Commodity | Stage | Jurisdiction | Operator |
|---|---|---|---|---|---|
| Koolyanobbing (part of Deception pit) | 2.0% FOB revenue (post pre-payment) | Iron Ore | Producing | Australia | Mineral Resources Ltd |
| Pedra Branca | 1.0% net smelter royalty | Nickel, Copper, Cobalt, PGM's, Chrome | Exploration (PEA 2018) | Brazil | ValOre Metals |
| Bowdens | 0.85% gross revenue royalty | Silver-lead-zinc | Development | Australia | Silver Mines Limited |
| Graphmada | 2.5% gross sales royalty (A$5M or Jan-2029 cap) | Graphite | Development (Care & Maintenance) | Madagascar | Bass Metals |
| Segilola | 1.5% net smelter royalty (US$3.5M cap) | Gold | Construction | Nigeria | Thor Exploration Ltd |
| Higginsville (Dry Creek) | A$0.71/g gold ore milled[1] (effective 0.85% NSR) | Gold | Producing | Australia | Karora Resources |
| Brauna | 0.5% gross revenue royalty | Diamonds | Producing | Brazil | Minera Lipari |
| Mt Ida | 1.5% net smelter royalty (>10Koz gold production) | Gold | Pre-production | Australia | Aurenne Group Holdings |
| Ashburton | 1.75% gross revenue royalty (>250koz) | Gold | Exploration (Toll-treatment potential) | Australia | Kalamazoo Resources |
| Yellow Giant | Stream on 100% of silver produced on first 6,667 oz monthly, then 50% of monthly silver produced in excess | Silver | Development (Care & Maintenance) | Canada | MCC Canadian Gold Ventures |
| British King | 1.5% NSR first 10,000oz; 5.25% stream after | Gold | Development (Toll-treatment potential) | Australia | BK Gold Mines |

1) A$0.12/gram per tonne ore treated multiplied by (Spot Gold at Perth Mint / A$14.00), which equates to A$0.71/g gold ore milled as at 16 November 2020

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VOX ROYALTY

# Full Portfolio (continued)

## Current Royalty & Streaming Interests

| Assets | Interest | Commodity | Stage | Jurisdiction | Operator |
|---|---|---|---|---|---|
| Lynn Lake (part of MacLellan) | 2% Gross Proceeds (post initial capital recovery) | Gold | Development | Canada | Alamos Gold |
| Montanore | US$0.20/ton | Silver, Copper | Development | USA | Hecla Mining |
| Sulphur Springs | A$2/t ore production royalty (A$3.7M royalty cap) | Copper-Zinc | Development (Feasibility) | Australia | Venturex Resources |
| Kangaroo Caves | A$2/t ore production royalty (40% interest) | Copper-Zinc | Development (Feasibility) | Australia | Venturex Resources |
| Uley | 1.5% GRR | Graphite | Development (Feasibility) | Australia | Quantum Graphite |
| Merlin | 0.75% gross revenue royalty (>250koz) | Gold | Exploration | Australia | Northern Star Resources |
| Anthiby Well | 0.25% GRR | Iron Ore | Exploration | Australia | Hancock Prospecting |
| Forest Reefs | 1.5% net smelter royalty | Gold and Copper | Exploration | Australia | Newcrest Mining |
| Barabolar Surrounds | 1.0% gross revenue royalty | Silver-lead-zinc | Exploration | Australia | Silver Mines Limited |
| Kookynie (Consolidated Gold) | A$1/t ore production royalty (with gold grade escalator[1]) | Gold | Exploration | Australia | Metalicity Limited |
| Mt Moss | 1.5% net smelter royalty | Base Metals and Silver | Development (Care & Maintenance) | Australia | Curtain Bros Qld |
| Green Dam | 2.0% net smelter royalty | Gold | Exploration | Australia | St Barbara |

1) $1 per tonne royalty for each ore reserve with a gold grade of at or less than 5 grams per Tonne, with a grade-linked escalator above 5 grams per Tonne of (Grade – 5 x 0.5)

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VOX ROYALTY

# Full Portfolio (continued)

## Current Royalty & Streaming Interests

| Assets | Interest | Commodity | Stage | Jurisdiction | Operator |
|---|---|---|---|---|---|
| Holleton | 1.0% net smelter royalty | Gold | Exploration | Australia | Ramelius Resources |
| Yalbra | 0.75% gross revenue royalty | Graphite | Exploration | Australia | Buxton Resources |
| Yamarna | A$7.50/oz discovery payment | Gold | Exploration | Australia | Gold Road Resources |
| Thaduna | 1.0% NSR | Copper | Exploration | Australia | Sandfire Resources |
| West Kundana | Sliding scale 1.5% to 2.5% net smelter royalty (based on gold price[1]) | Gold | Exploration | Australia | Northern Star Resources and Tribune Resources |
| Glen | 0.2% FOB revenue | Iron Ore | Exploration | Australia | Sinosteel Midwest Corporation |
| Pitombeiras | 1.0% net smelter royalty | Vanadium, Titanium, Iron | Exploration (PEA due H1 2021) | Brazil | Jangada Mines |
| Kelly Well | 10% free carry (converts to 1% net smelter royalty) | Gold | Exploration | Australia | Dacian Gold |
| New Bore | 10% free carry (converts to 1% net smelter royalty) | Gold | Exploration | Australia | Dacian Gold |
| Millrose | 1% gross revenue royalty | Gold | Exploration | Australia | Jindalee Resources |
| Kookynie (Melita) | A$1/t ore production royalty (>650Kt ore mined & treated) | Gold | Exploration (Feasibility due 2021) | Australia | Genesis Minerals |
| Montana Assets | 1.5% net smelter royalty | Copper, Gold | Exploration | USA | Privately held |

1) If the gold price is less than or equal to A$450 per ounce, the royalty is 1.5% NSR, if the gold price is A$451 – A$500 per ounce, then the royalty is calculated on a sliding scale between 1.5% – 2.5% NSR and if the gold price is greater than A$500 per ounce then the royalty is equal to 2.5% NSR

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VOX ROYALTY

# Full Portfolio (continued)

## Current Royalty & Streaming Interests

| Assets | Interest | Commodity | Stage | Jurisdiction | Operator |
|---|---|---|---|---|---|
| Mexican Assets | 1% net smelter royalty | Lead, Zinc, Silver | Exploration | Mexico | Privately held |
| Kenbridge | 1% NSR<br>(fully buyback C$1.5M) | Nickel, Copper, Cobalt | Exploration<br>(PEA due Q2 2021) | Canada | Tartisan Nickel Corp. |
| Lynn Lake (Nickel) | 2% Gross Proceeds<br>(post initial capital recovery) | Nickel, Copper, Cobalt | Exploration | Canada | Corazon Mining Ltd |
| Bulong | 1.0% net smelter royalty | Gold | Feasibility | Australia | Black Cat Syndicate |
| Brits | 1.75% Gross Sales royalty<br>(or ~C$1.03/tonne annual cap) | Vanadium | Development | South Africa | Bushveld Minerals |
| Alce | 3% gross revenue royalty | Base Metals | Exploration | Peru | Titan Minerals |
| Las Antas | 2% gross revenue royalty | Base Metals | Exploration | Peru | Western Pacific Resources Corp |
| Volga | 2% gross revenue royalty | Copper | Exploration<br>(toll-treatment potential) | Australia | Novel Mining |
| West Malartic (Chibex South) | 0.66% net smelter royalty | Gold | Exploration | Canada | Agnico Eagle Mines |
| Bulgera[1] | 1% net smelter return | Gold | Exploration | Australia | Norwest Minerals |
| Comet Gold[1] | 1% net smelter return | Gold | Exploration | Australia | Accelerate Resources Ltd |
| Mount Monger[1] | 1% net smelter return | Gold | Exploration | Australia | Accelerate Resources Ltd |

1) Subject to completion of Gibb River Diamonds Ltd transaction (per VOX press release on 22 February 2021)

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Technical & Third-Party Information Market and industry data presented throughout the presentation was obtained form third-party sources, industry reports and publications, websites and other publicly available information as well as industry and other data prepared by the Company or on the Company’s behalf on the basis of the Company’s knowledge of the markets in which it operates. Vox believes that the market and industry data presented throughout the presentation is accurate and with respect to the data prepared by the Company or on the Company’s behalf that Vox’s opinions, estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy and completeness thereof. The accuracy and completeness of the market and industry data presented through the presentation are not guaranteed and the Company does not make a representation as to the accuracy of such date. Actual outcomes may vary materially from those forecasts in such reports or publication and the prospect by material variation can be expected to increase the length of the forecast period increases. Although we believe it to be reliable neither the Company nor any of the underwriters has independently verified any of the data from third-party sources in this presentation, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and industry data is subject to variation and cannot be verified due to the limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. In addition, the disclosure in this presentation relating to properties and operations on the properties in which the Company holds (or may acquire) royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties, including by Mineral Resources Limited (“Mineral Resources”) with respect to the Koolyanobbing property, by ValOre Metals Corp with respect to the Pedra Branca Property, by Silver Mines Limited (“Silver Mines”) with respect to the Bowdens property and information/data available in the public domain as at the date hereof. none of this information has been independently verified by the Company. Specifically, as a royalty or stream holder (or acquirer), the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Company is dependent on, (i) the operators of the properties and their qualified persons to provide information to the Company, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds royalty or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by the Company’s royalty or other interest. The Company’s royalty or other interests may cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production. Additional information on the Koolyanobbing property is available in Mineral Resources’ ASX announcements dated November 20, 2019 (“Mineral Resource Statement – Koolyanobbing, Mt. Dimer & Parker Range” and “Yilgarn – Ore Reserve Statement”) and Mineral Resources’ ASX announcement dated February 25, 2020 (JP Morgan High-yield Conference - Presentation) and in such other documents as may be referenced herein. Additional information on the Pedra Branca property is available in the “Pedra Branca Project May 2019 Resource Estimate Technical Report” authored by Susan Lomas, P. Geo, and Ali Shahkar, P. Eng. Of Lions Gate Geological consulting Inc. and Bert Huls, P. Eng, of Huls Consulting Inc. with an effective date of May 28, 2019 and in such other documents as may be referenced herein. Additional information on the Bowdens property is available in ASX announcement dated June 14, 2018 (Feasibility Study – Bowdens Silver Project) and Silver Mines’ ASX announcement dated May 30, 2018 (Maiden Ore Reserve – Bowdens Silver Project) and in such other documents as may be referenced herein. Note that the Company is treating the Bowdens Feasibility Study and the mineral resource and reserve estimates therein as historical in nature and notes that a qualified person has not done sufficient work to classify the historical estimates as current mineral resources or current mineral reserves. The Company is disclosing the Bowdens Feasibility Study and the estimates contained therein for illustrative purposes, as The Company believes it provides readers with relevant information regarding the Bowdens Project. There are numerous uncertainties inherent in the historical resource and reserve estimates, which are subject to all of the assumptions, parameters and methods used to prepare such historical estimates. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. However, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Qualified Person Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this presentation. Technical & Third-Party Information 22

Notes for “Rapid Embedded Growth” Slide • B1 – As per ASX release from Black Cat Syndicate Limited (ASX: BC8) dated 26 November 2020 titled “Initial Scoping Studies Support Pathway to Production” • B2 – Brits pre-construction based on references on Bushveld Minerals website: https://www.bushveldminerals.com/brits-vanadium-project-2/ • B3 – Bowdens project feasibility study released by Silver Mines Limited (ASX: SVL) on 14 June 2018 • S1 – Segilola project currently in construction based on Thor Explorations Limited (TSX-V: THX) “construction update” press release dated 10 August 2020 • S2 – Sulphur Springs project feasibility study released by Venturex Resources Limited (ASX: VXR) on 10 October 2018 • U1 – Uley Project “Definitive Feasibility Study Update” released by Quantum Graphite Limited (ASX: QGL) on 11 December 2019 • L1 – Lynn Lake Project “Feasibility Study” released by Alamos Gold Inc. (TSX: AGI) ON 25 January 2018 • M1 – Mt Ida pre-construction stage for Tim’s Find deposit based ASX release from Alt Resources (ASX:ALT) dated 10 July 2020 titled “Pre-Feasibility Study and Maiden Ore Reserves Mt Ida and Bottle Creek Gold Project” Cautionary Note to United States Investors The information herein is not for distribution and does not constitute an offer to buy any securities within the United States (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)). The securities of the Company have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered and sold within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act. IN MAKING ANY INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF ANY APPLICABLE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE SECURITIES OF THE COMPANY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR BY ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED ON THE ACCURACY OR ADEQUACY OF THIS PRESENTATION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Any securities of the Company sold in the United States will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act. Such securities may be resold, pledged or otherwise transferred only pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an applicable exemption from the registration requirements of the U.S. Securities Act. Readers should be aware that the acquisition, holding or disposition of the securities of the Company may have tax consequences both in Canada and the United States. The tax consequences of the acquisition, holding or disposition of such securities for investors who are resident in, or citizens of, the United States are not described herein. Consequently any prospective investor is advised to consult their own tax advisors regarding the application of federal income tax laws to their particular circumstances, as well as any state, province, local, foreign and other tax consequences of investing in the securities of the Company and acquiring, holding or disposing of such securities. Investing in the Company’s securities involves risks. An investment in the Company’s securities is suitable only for investor who fully understand and are capable of bearing the risks of such investment. Prospective investors should review and carefully consider the information disclosed in the applicable offering documents, including any risk factors described therein. Notes 23

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